Filed by Pacific Financial Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                             Subject Company:  BNW Bancorp, Inc.
                                                Commission File No.:  333-110971

           This filing relates to the proposed transaction pursuant to the terms of an Agreement and Plan of Merger dated as of October 22, 2003, between Pacific Financial Corporation and BNW Bancorp, Inc. Below is a press release of Pacific Financial Corporation announcing declaration of an annual cash dividend to Pacific Financial shareholders and referencing the proposed transaction with BNW Bancorp, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Pacific Financial Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). Investors and security holders of Pacific Financial Corporation and BNW Bancorp, Inc., are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information about Pacific Financial Corporation, BNW Bancorp, Inc., and the proposed transaction. Investors and shareholders will be able to obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Pacific Financial Corporation with the SEC at the SEC's Web site at www.sec.gov. Free copies of the joint proxy statement/prospectus and Pacific Financial Corporation's other filings with the SEC will also be available by sending a written request to Investor Relations, Pacific Financial Corporation, Post Office Box 1826, Aberdeen, WA 98520, or calling Sandra Key at (360) 533-8873, ext. 233, or by sending a written request to Investor Relations, BNW Bancorp, Inc., 100 Grand Avenue, Bellingham, WA 98225, or calling Gordon Browning at
(360) 647-1491, ext. 3004.

Pacific Financial Corporation, its directors, and executive officers may be deemed to be participants in the solicitation of proxies from Pacific Financial shareholders in favor of the proposed transaction. A description of the interests of the Pacific Financial directors and executive officers, including their beneficial ownership of Pacific Financial common stock, is set forth in its proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. Investors and shareholders may obtain additional information regarding the interests of such potential participants by reading the definitive joint proxy statement/prospectus and the other relevant documents filed by Pacific Financial Corporation with the SEC when they become available.

Forward-Looking Statements

The following press release contains certain "forward-looking statements." The forward-looking statements are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: failure of the proposed merger to receive required regulatory or shareholder approval; difficulties in integrating our existing products, services, and operations; our ability to attract and retain customers and employees; general economic conditions; business conditions in the banking industry; world events and their impact on interest rates and customers; the regulatory environment; increased

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competition with community,  regional and national financial  institutions;  and higher-than-expected  loan  delinquencies.  Readers are  cautioned  not to place
undue  reliance  on  these   forward-looking   statements.   Pacific   Financial
Corporation  and BNW Bancorp,  Inc., do not undertake any obligation to publicly
revise  or  update  these  forward-looking   statements  to  reflect  events  or
circumstances that arise after the date of this filing. Readers should carefully review the risk factors described in this and other documents that Pacific Financial Corporation files from time to time with the SEC.


PACIFIC FINANCIAL CORPORATION


Release Date:  December 19, 2003

Contact:       Mavis Shucka 360-642-3777
               mshucka@willapabay.org

ABERDEEN - The Board of Directors of Pacific Financial Corporation announced today that they have declared a cash dividend to all shareholders of record as of December 31, 2003 of $1.40 per share payable on or before January 9, 2004. This is consistent with the company's past practice of paying annual cash dividends to its shareholders and represents a 5 cent per share increase over last year's dividend.

Pacific Financial Corporation President, Dennis Long, stated, "Although the low interest rate environment pressured our net-interest margins, we enjoyed very favorable loan and deposit growth sufficient to improve earnings again this year. As a result, shareholders will enjoy a year over year increase in their dividend for the 20th year in a row."

Joe Malik, Board Chairman, explained, "This year's dividend is particularly gratifying in view of the pending merger with BNW Bancorp, Inc. (headquartered in Bellingham, Washington). It clearly serves to demonstrate our confidence in the financial benefits of joining our two companies in early 2004."

Pacific Financial Corporation is the Financial Holding Company of The Bank of the Pacific. The Bank has $300 million in total assets and operates 10 branches within Grays Harbor, Pacific, and Wahkiakum counties and a loan production office in Gearhart, Oregon. The company offers a broad range of in-branch, online banking, and investment services.